SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)



                          TRANSAX INTERNATIONAL LIMITED
                                (Name of Issuer)

                       Common Stock -- par value $0.00001
                         (Title of Class of Securities)

                                    89352U100
                                 (CUSIP Number)

                              Diane D. Dalmy, Esq.
                              8965 W. Cornell Place
                            Lakewood, Colorado 80227
                                  303.985.9324
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 14, 2003
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d- 7(b)for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


--------------------------                      --------------------------
CUSIP No.   89352U100                              Page 2  of 7    Pages
---------------------------                     --------------------------
--------------------------------------------------------------------------
1       NAME OF REPORTING PERSON:           Stephen Walters
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                     (b) [ ]
--------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------
4       SOURCE OF FUNDS                     Merger Agreement
--------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                        [  ]

--------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        UK
--------------------------------------------------------------------------
                            7      SOLE VOTING POWER
                                   3,400,850 Shares of Common Stock, of which
                                   3,400,846 shares of Common Stock are held of record by Carlingford Investments Limited, over which Mr. Walters has sole voting and disposition power.

        NUMBER OF        ------------------------------------------------
          SHARES            8      SHARED VOTING POWER
       BENEFICIALLY                0
         OWNED BY
           EACH          ------------------------------------------------
     REPORTING PERSON       9      SOLE DISPOSITIVE POWER
           WITH                    3,400,850 Shares of Common Stock, of which
                                   3,400,846 shares of Common Stock are held of
                                   record by Carlingford Investments Limited,
                                   over which he has sole voting and
                                   disposition power.
                         -----------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                        0
------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,400,850 Shares of Common Stock
-------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                    [   ]
-------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        27.98%
-------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON                   IND
-------------------------------------------------------------------------

     This original Schedule 13D statement (the "Schedule") is filed on behalf of Stephen Walters, an individual ("Walters") as the reporting person hereunder, relative to the acquisition by Walters of certain shares of common stock issued by Vega-Atlantic Corporation, now known as Transax International Limited. Walters has not made any previous filings on Schedule 13D relating to this acquisition or issuer.

ITEM 1. SECURITY AND ISSUER.

     This Schedule relates to the voting common stock, $0.00001 par value, of Transax International Limited, formerly known as Vega-Atlantic Corporation ("Transax"). Transax maintains its principal executive offices at 7545 Irvine Center Drive, Suite 2000 Spectrum Center, Irvine, California 92618.

ITEM 2. IDENTITY AND BACKGROUND

     This Schedule is being filed by Stephen Walters, an individual and a citizen of Canada, and Carlingford Investments Limited. The address of Walters is Bali View Block A4/7, J1, Cirendeu Raya 46, Jakarta Seletan, Indonesia 15419. The address of Carlingford Investments Limited, a corporate entity organized under the law of Mauritius ("Carlingford") is 80 Raffles Place, #16-20 UOB Plaza II, Singapore 048624.

     Pursuant to General Instruction C of Schedule 13D, Walters and Carlingford (the "Instruction C Persons") and the information specified in items (a) through
(f) of Item 2 with respect to such Instruction C Person, is as follows:

----------------------------------------------------------------------------
        Name                      Position with              Address
                                     Transax
----------------------------------------------------------------------------

Stephen Walters                   Director and Chief       Bali View Block
                                  Executive Officer        A4/7, J1
                                                           Cirendeu Raya 46
                                                           Jakarta Seletan
                                                           Indonesia 15419

Carlingford Investments Limited   Shareholder              80 Raffles Place
                                                           #16-20 UOB Plaza II
                                                           Singapore 048624
--------------------------------------------------------------------------

     Walters has the sole right to control the disposition of and vote the Transax securities acquired.

     During the last five (5) years, no Instruction C Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     At the execution of a merger agreement among Vega-Atlantic Corporation, Vega-Atlantic Acquisition Corporation, Transax Limited, a Colorado corporation, and certain selling shareholders of Transax Limited dated July 22, 2003 (the "Merger Agreement"), 4 shares of restricted common stock of Vega-Atlantic Corporation were issued to Walters and 3,400,846 shares of restricted common stock of Vega-Atlantic Corporation were issued to Carlingford Investments Limited, over which Walters has sole voting and disposition rights. The consideration for the securities of Vega-Atlantic Corporation was the exchange of shares of common stock in Transax Limited held by Walters for the shares of common stock of Vega-Atlantic Corporation, now known as Transax International Limited.

ITEM 4. PURPOSE OF TRANSACTION

     The transaction described herein was undertaken for the purpose of engaging in a private placement of the shares of common stock of Transax as follows:

     (a) On July 22, 2003, Vega-Atlantic Corporation (now known as Transax International Limited), Vega-Atlantic Acquisition Corporation, Transax Limited, and certain selling shareholders of Transax Limited entered into a merger agreement (the "Merger Agreement").

     On June 19, 2003, the Board of Directors approved and authorized execution of the proposed Merger Agreement. The Board of Directors further authorized and directed the submission of a proxy statement pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the "Proxy Statement"). The Proxy Statement was filed with the Securities and Exchange Commission of June 19, 2003 and amended on July 16, 2003. The Proxy Statement was circulated to the shareholders of Vega-Atlantic Corporation to provide notice that a special meeting of the shareholders of Vega-Atlantic Corporation would be held at 2:00 p.m. on August 8, 2003.

     On August 8, 2003, the special meeting of the shareholders of Vega-Atlantic Corporation was held pursuant to which the following corporate actions were approved: (i) an amendment to the Articles of Incorporation of Vega-Atlantic Corporation to effectuate a proposed change in the name to such name as may be approved by the Board of Directors; (ii) a stock option plan for key personnel; and (iii) ratification of the prior actions by shareholders of Vega-Atlantic Corporation taken pursuant to a written consent dated March 26, 2003 approving a reverse stock split of one-for-twenty of the issued and outstanding shares of common stock of Vega-Atlantic corporation, effectuated approximately April 2, 2003.

     In accordance with the terms of the Merger Agreement, the sole business operations of Transax will be in the development, acquisition and marketing of information network solutions for healthcare providers and health insurance companies and other end-users world-wide. Pursuant to the terms of the Merger Agreement, the name "Vega-Atlantic Corporation" was changed to "Transax International Limited" and, effective August 8, 2003, the trading symbol under the OTC Bulletin Board for its shares of Common Stock has been changed to "TNSX".

     (b) Pursuant to the terms of the Merger Agreement and a corresponding contribution agreement, the Company has contributed to Vega-Atlantic Acquisition Corporation 11,066,207 shares of its restricted Common Stock, 4,500,000 stock options and 4,100,000 share purchase warrants. Pursuant to further terms of the Agreement, Transax is in the process of: (i) exchanging therefore with the

Transax shareholders an aggregate of 11,066,207 shares of the Company's restricted Common Stock (on the basis of each two Transax shares of common stock exchanged into the right to receive one share of Common Stock of the Company);
(ii) exchanging therefore with the Transax optionholders an aggregate of 4,500,000 stock options to acquire up to 4,500,000 shares of the Company's Common Stock to replace all stock options presently outstanding in Transax (on the basis of each two Transax stock options exchanged into the right to receive one stock option of the Company); and (iii) exchanging therefore with the Transax warrantholders an aggregate of 4,100,000 share purchase warrants to acquire up to a further 4,100,000 shares of the Company's Common Stock to replace all share purchase warrants presently outstanding in Transax (on the basis of each two Transax share purchase warrants exchanged into the right to receive one share purchase warrant of the Company).

     (c) As of August 14, 2003, Transax issued to Walters 4 shares of restricted Common Stock and issued to Carlingford 3,400,846 shares of restricted Common Stock, over which Walters has sole and exclusive disposition rights. Walters acknowledged that the securities to be issued have not been registered under the 1933 Securities Act and that he understood the economic risk of an investment in the securities.

     Pursuant to the instructions for items (a) through (j) of Item 4, Walters has plans as follows:

     (a) As set forth in Item 3 of this Schedule, Walters and Carlingford have acquired an aggregate of 3,400,850 shares of restricted Common Stock of Transax, over which Walters has sole and exclusive voting and disposition rights. Walters may consider the acquisition of additional shares of restricted Common Stock of Transax pursuant to the subsequent exercise of 1,000,000 stock options at $0.50 per share expiring on August 14, 2008 and/or pursuant to the subsequent exercise of 2,700,000 warrants at $1.00 per share expiring on August 14, 2008.

     (b) Walters does not have any present plans or proposals to cause a merger or effect a liquidation or reorganization of Transax or to enter into extraordinary corporate transactions.

     (c) Walters does not have any present plans or proposals to cause a sale or transfer of a material amount of assets of Transax.

     (d) Walters does not have any present plans or proposals to cause a change in the present board of directors, as elected to such position effective August 14, 2003 and August 22, 2003, respectively, or in the management of Transax, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board.

     (e) Walters does not have any present plans or proposals to cause a material change in the capitalization of Transax.

     (f) Walters does not have any present plans or proposals to make any other material change to the business or corporate structure of Transax.

     (g) Walters does not have any present plans or proposals to change Transax's charter, bylaws or instruments corresponding thereto or to take other actions that impede the acquisition of control of Transax by any person.

     (h)  Walters  does  not  have  any  present  plans  or  proposals  to cause
          Transax's  common  stock  from not being  quoted  on the OTC  Bulletin
          Board.

     (i) Walters does not have any present plans or proposals relating to a class of securities of Transax becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

     (j) Walters does not have any present plans or proposals to take any action similar to any of those enumerated in (a) through (i) above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the close of business on August 14, 2003, Walters beneficially owned of record 3,400,850 shares (or approximately 27.94% of the outstanding shares) of Transax's common stock, of which 3,400,846 shares are held of record by Carlingford over which Walters has sole voting and disposition rights.

     (b) Walters does not own any other common or preferred shares of Transax as of the date of this Schedule. Walters has been granted 1,000,000 stock options, which may be exercised into 1,000,000 shares of restricted Common Stock at $0.50 per share expiring on August 14, 2008. Carlingford has been issued 2,700,000 warrants, over which Walters has sole disposition rights, which may be exercised into 2,700,000 shares of restricted Common Stock at $1.00 per share expiring on August 14, 2008. Walters has the sole power to vote or to direct the voting of the 3,400,850 shares of Common Stock of Transax.

     (c) As of August 14, 2003, and within the sixty day period prior thereto, to the best knowledge and belief of the undersigned, no transactions involving Transax equity securities had been engaged in by Walters.

     (d) To the best knowledge and belief of the undersigned, no person other than Walters has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     No contracts, arrangements, understandings or relationships between Walters and those named in Item 2 exist with respect to securities of the issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         None.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: August 26, 2003                 /s/ Stephen Walters
--------------------                  ----------------------
                                      Stephen Walters